EXHIBIT 17.1

Gijs van Thiel

C/o 747 capital

880 Third Avenue, 17th floor

New York, NY 10022

New York, December 30, 2016

Mr. Gianni B. Arcaini Chairman and CEO

Duos Technologies Group

6622 Southpoint Drive South, suite 310

Jacksonville, FL, 32216

Dear Mr. Gianni B. Arcaini:

It is with regret that I tender my resignation from the Duos Technologies Group board of directors, effective immediately.

This resignation is not the result of any disagreement with the Company or any matter related to the company's operations, policies or practices.

I have enjoyed working with you, your team and my fellow board members and am grateful for having had the opportunity to serve on the board of your organization for the past years. I offer my best wishes for its continued success.